TAHOE REPORTS FUEL SPILL AT LA ARENA MINE; SPILL FULLY CONTAINED

VANCOUVER, British Columbia – April 9, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) reports a fuel spill at the La Arena mine in Peru late Friday evening, April 6th. The fuel spill occurred when a contractor over-fueled one of the diesel storage tanks, spilling into the containment facilities. Unfortunately, the containment drain valve had been left open by the fuel vendor due to continuing rains. As a result, it is estimated that approximately 300 to 500 gallons of diesel fuel left La Arena’s containment facilities.

Upon identification of the leak, the Company immediately closed the valve and initiated our emergency response and clean-up protocols. The Company has successfully contained the spill through the construction of dams, the placement of absorbing materials and disposed of the recovered fuel in accordance with legal requirements. The Company immediately began conducting extensive inspections of the surrounding areas from the operation. Initial inspections confirm that the spill was contained within our property and did not reveal any reported impact, however we continue to monitor the situation closely.

The incident was reported to the Agency for Environmental Assessment and Control (OEFA) and to the Supervisor of Investment in Energy and Mines (OSINERGMIN) within the required 24-hour period. The surrounding communities of La Arena have also been notified.

OEFA was on site at La Arena on Sunday, April 8th to complete their investigation, but has not yet issued any findings, orders or notices of violation. Production is not expected to be impacted by this event.

A full internal investigation will be completed in order to avoid and prevent future incidents. Tahoe holds itself accountable for ensuring safe operations for our environment and our communities and we expect all of our employees and partners alike to operate to the highest standards.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to continued investigation and future impacts on the Company’s production at the La Arena mine, contamination to the nearby communities, livestock, environment or our employees, and the diversion of all storm water away from the industrial sites during this rainy season.

Forward-looking statements are based on certain assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.